UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2010
Commission File Number: 001-31994
Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)
18 Zhangjiang Road
Pudong New Area, Shanghai 201203
          People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation
Date: 18th June 2010	By:	Dr. David N. K. Wang
		Name:	Dr. David N. K. Wang
		Title:	President, Chief Executive Officer, Executive Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Synopsys Collaborates with SMIC to Deliver USB Logo-Certified DesignWare USB 2.0 nanoPHY in SMIC’s 65 Nanometer LL Process Technology